February 24, 2012

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Entegris, Inc.

Commission File No. 001-32598

Annual Report on Form 10-K

Ladies and Gentlemen:

On behalf of Entegris, Inc. (the “Company”), transmitted herewith for filing under the reporting requirements of the Securities Exchange Act of 1934, as amended, is the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, complete with financial statement schedules and exhibits.

The Company’s financial statements filed as part of the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

Please call the undersigned at (952) 556-4461 if you have any questions regarding this matter.

Very truly yours,

/s/ Robert Kuschke

Robert Kuschke

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